
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
Alan Krock                      Glen Kayll                      David Climie
VP Finance & CFO                Treasurer                       Director, Investor Relations
Tel: 1 408 988 1204             Tel : 1 408 988 7717            Tel: 1 408 988 8276
alan_krock@pmc-sierra.com       glen_kayll@pmc-sierra.com       david_climie@pmc-sierra.com
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


                  PMC-SIERRA ANNOUNCES RESULTS OF TENDER OFFER
                  FOR ITS 3.75% CONVERTIBLE SUBORDINATED NOTES


SANTA CLARA, CA, January 7, 2004 - PMC-Sierra, Inc. (NASDAQ:PMCS), a leading provider of high-speed broadband communications and storage semiconductors and MIPS-based microprocessors, today announced the results of its cash tender offer for up to $150 million in aggregate principal amount of its outstanding 3.75% convertible subordinated notes (the "Notes") due August 15, 2006.

PMC-Sierra has accepted and paid for $106.9 million of the Notes that were tendered under the offer, which expired on January 6, 2004. As a result, the Company now has $68.1 million of the Notes remaining on its balance sheet.

Merrill Lynch & Co. served as the dealer manager for the tender offer, U.S. Bank National Association as the depositary, and D.F. King & Co., Inc. as the information agent.


About PMC-Sierra

PMC-Sierra is a leading provider of high-speed broadband communications and storage semiconductors and MIPS-based microprocessors for Enterprise, Access, Metro Optical Transport, Storage Area Networking and Wireless network equipment. The Company offers worldwide technical and sales support, including a network of offices throughout North America, Europe and Asia. PMC-Sierra is included in the S&P 500 Index that consists of 500 stocks chosen for market size, liquidity, and industry group representation. The Company is publicly traded on the NASDAQ
Stock Market under the PMCS symbol. For more information, visit http://www.pmc-sierra.com.


                                       ###

(C)Copyright PMC-Sierra, Inc. 2004. All rights reserved. PMC-Sierra is a trademark of PMC-Sierra, Inc. All other trademarks are the property of the respective owners.